(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	April 19, 2010

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sally Samuel

RE:	Variable Insurance Products Fund V (the trust):

Asset Manager Portfolio, Asset Manager: Growth Portfolio
Freedom 2005 Portfolio,
Freedom 2010 Portfolio,
Freedom 2015 Portfolio
Freedom 2020 Portfolio,
Freedom 2025 Portfolio,
Freedom 2030 Portfolio
Freedom 2035 Portfolio,
Freedom 2040 Portfolio,
Freedom 2045 Portfolio
Freedom 2050 Portfolio,
Freedom Income Portfolio,
Freedom Lifetime Income I Portfolio
Freedom Lifetime Income II Portfolio,
Freedom Lifetime Income III Portfolio
FundsManager 20% Portfolio,
FundsManager 50% Portfolio,
FundsManager 60% Portfolio
FundsManager 70% Portfolio,
FundsManager 85% Portfolio,
Investment Grade Bond Portfolio
Investor Freedom 2005 Portfolio,
Investor Freedom 2010 Portfolio,
Investor Freedom 2015 Portfolio
Investor Freedom Freedom 2020 Portfolio,
Investor Freedom 2025 Portfolio,
Investor Freedom 2030 Portfolio,
Investor Freedom Income Portfolio,
Money Market Portfolio,
Strategic Income Portfolio (the funds)

File Nos. (033-17704) and (811-05361)
Post-Effective Amendment No. 37

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(b) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 37 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to a Power of Attorney dated March 17, 2010, is maintained at the offices of the trust. This filing also includes conformed copies of manually signed consents of the trust's independent registered public accounting firms, the originals of which are maintained at the offices of the trust.

This filing includes the Prospectuses and Statements of Additional Information for Asset Manager Portfolio, Asset Manager: Growth Portfolio, Freedom 2005 Portfolio, Freedom 2010 Portfolio, Freedom 2015 Portfolio, Freedom 2020 Portfolio, Freedom 2025 Portfolio, Freedom 2030 Portfolio, Freedom 2035 Portfolio, Freedom 2040 Portfolio, Freedom 2045 Portfolio, Freedom 2050 Portfolio, Freedom Income Portfolio, Freedom Lifetime Income I Portfolio, Freedom Lifetime Income II Portfolio, Freedom Lifetime Income III Portfolio, FundsManager 20% Portfolio, FundsManager 50% Portfolio, FundsManager 60% Portfolio, FundsManager 70% Portfolio, FundsManager 85% Portfolio, Investment Grade Bond Portfolio, Investor Freedom 2005 Portfolio, Investor Freedom 2010 Portfolio, Investor Freedom 2015 Portfolio, Investor Freedom Freedom 2020 Portfolio, Investor Freedom 2025 Portfolio, Investor Freedom 2030 Portfolio, Investor Freedom Income Portfolio, Money Market Portfolio, and Strategic Income Portfolio. The funds' Prospectuses and SAIs, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 36. The funds are currently available for investment only by separate accounts of both affiliated and unaffiliated insurance companies to fund their variable life insurance contracts and variable annuity contracts.

The principal purpose of this filing is to update each fund's financial information for the fiscal year ended December 31, 2009.

This filing also serves to reflect Staff comments on Post-Effective Amendment No. 36, update standard disclosure, and implement editorial changes.

An effective date of April 30, 2010 is elected by the trust pursuant to Rule 485(b).

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

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/s/ Eugenio Martinez
Eugenio Martinez
Legal Product Group